OMB APPROVAL
OMB Number:  3235-0145
Expires:  31 Aug 1982

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. ___)*

Neurex Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

641238 10 0
(CUSIP Number)

Gregory L. Johnson
Vice President and General Counsel
Warner-Lambert Company
201 Tabor Road
Morris Plains, New Jersey 07950
Phone No:  (201) 540-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 29, 1993
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

SCHEDULE 13D

CUSIP No.  641238 10 0          Page 2 of 4 Pages

1  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

WARNER-LAMBERT COMPANY
22-1598912

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
(b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER
1,459,093

8  SHARED VOTING POWER
- -0-

9  SOLE DISPOSITIVE POWER
1,459,093

10  SHARED DISPOSITIVE POWER
- -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,459,093

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.6%

14  TYPE OF REPORTING PERSON*
CO


*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.



                                                  Page 3 of 4

            SCHEDULE 13D RELATING TO THE ACQUISITION BY
     WARNER-LAMBERT COMPANY OF SECURITIES OF NEUREX CORPORATION


Item 1.  Security and Issuer

This statement relates to the Class A Common Stock, par value $0.01 (the "Securities"), of Neurex Corporation. The name of the subject company is Neurex Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 3760 Haven Avenue, Menlo Park, CA 94025.

Item 2.  Identity and Background

(a) - (c) The name of the person filing this statement is Warner-Lambert Company (the "Purchaser"). The Purchaser is a Delaware corporation. The Purchaser is a major worldwide provider of health care and consumer products. The address of the Purchaser's principal business and principal office is 201 Tabor Road, Morris Plains, NJ 07950.

(d) During the last five years, the Purchaser has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Purchaser has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

(f) N/A

Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds used in purchasing the Securities is working capital of the Purchaser. The amount of such funds is $6,999,998.25.

Item 4.  Purpose of Transaction.

On May 25, 1993, the Purchaser and the Issuer entered into an Agreement to Purchase Stock (as amended, the "Purchase Agreement"). Pursuant to the Purchase Agreement, the Purchaser agreed to purchase $7,000,000 worth of Securities. The purpose of the acquisition of Securities is for the Purchaser to obtain an initial equity position in the Issuer. The Purchaser will from time to time assess its investment in the Issuer and may (i) seek to acquire additional shares of the Issuer's securities in privately negotiated transactions or through purchases on the open market or (ii) dispose of some or all of its Securities.

                                             Page 4 of 4


(a) Pursuant to the Purchase Agreement, the Purchaser has agreed to purchase $3,000,000 of any securities of the Issuer sold in the Issuer's next public offering registered under the Securities Act of 1933 (a "Subsequent Offering"); provided, however, that the Subsequent Offering shall provide the Issuer at least $12,000,000 gross proceeds (net of underwriters fees and commission and the Purchaser's purchase); and further provided, that the Purchaser will in no event be required to make such purchase prior to January 1, 1995.

(b) - (j) N/A

Item 5.  Interest in Securities of the Issuer.

(a) The Purchaser has purchased 1,459,093 shares of Securities, representing approximately 14.6% of such Securities outstanding.

(b) The Purchaser has sole power to vote and direct the disposition of Securities referred to in paragraph 5(a).

(c) - (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.  Material to be Filed as Exhibits.

N/A


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 7, 1993               ________________________
Date                          Signature


                              Rae G. Paltiel, Corporate Secretary
                              Name/Title